

June 30, 2015

Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 BOYLSTON STREET
BOSTON, MASSACHUSETTS 02116

   Re: BlackRock Health Sciences Trust
    File Nos. 333-204978; 811- 21702

Dear Mr. Burdon:

   We have reviewed the registration statement for BlackRock Health Sciences Trust (the "Fund"), filed on Form N-2 with the Securities and Exchange Commission on June 15, 2015, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

OUTSIDE FRONT COVER

1. In the second paragraph of Item 1.b., the disclosure states, "Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities of companies engaged in the health sciences and related industries and equity *derivatives* (emphasis added) with exposure to the health sciences industry." Please disclose all derivatives instruments the Fund will use as part of its principal investment strategy and provide appropriate strategy and risk disclosure for all types of derivatives. For guidance, please consider the letter from Barry Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2013 and Division of Investment Management, IM Guidance Update, No. 2013-05 (July 2013).

2. Will derivatives be used for purposes of calculating the 80% test? If so, how will the Fund value the derivative it plans to use to execute its principal investment strategy? We may have further comments.

3. We note that the Fund may change its investment policy without obtaining prior shareholder approval. If the Fund nevertheless has a policy to provide notice to shareholders regarding changes in investment policy, please disclose such policy.

4. The disclosure at Item 1.g. states, "The Fund's common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "BME." Sales of the Fund's common shares, if any, under this Prospectus may be made in transactions that are *deemed* (emphasis added) to be "at the market" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including sales made directly on the NYSE."   What other transactions are contemplated to be "deemed" at the market? We may have further comments.

FEE TABLE AND SYNOPSIS

5. Please include the last reported sales price in addition to the date in footnote number 2 to the fee table.

6. The last two sentences in footnote number 4 of the fee table state, "The Fund does not currently borrow for investment purposes and has no present intention of borrowing for investment purposes. Thus, the Fund's Managed Assets will generally be equal to the Fund's net assets." If these statements are true, consider removing all language regarding borrowing, leverage, and managed assets.

7. Please emphasize the following sentence in footnote number 6 by using bold or italic font: "However, the Advisor does not waive its investment advisory fees by the amount of investment advisory fees paid in connection with the Fund's investment in other affiliated investment companies, if any."

INVESTMENT POLICIES

8. The last sentence in the second paragraph of this section states, "In addition, the Fund may invest in industries that may develop in the future that are commonly considered to be health sciences industries." What percentage of Fund assets may be invested in these types of industries? Provide examples or describe the criteria used to identify industries that may develop into health science industries in the future. Will these investments count towards the Fund's 80% test even if they are not currently part of the health sciences industry? If yes, explain why? We may have further comments.

9. Paragraph 4 mentions the Russell 3000® Index. Please provide the capitalization range of this index as of the most recent reconstitution.

10. The disclosure in this section mentions the following: "These investments may include equity and debt securities of companies not engaged in the health sciences industry." Please disclose the Fund's maturity strategy related to its investment in debt instruments.

11. In this section, you state, "In addition to the option strategies discussed above, the Fund may engage in *strategic transactions* (emphasis added) for hedging purposes or to enhance total return." Explain what is meant by "strategic transactions." Disclose the transactions

contemplated by the fund for hedging purposes or to enhance returns. Include appropriate risk disclosure.

INVESTMENT ADVISOR

12. Given the Fund's statement that it does not currently borrow and has no present intention to do so, please delete all references to borrowing in this section. _See,_ comment number 5 above.

SPECIAL RISK CONSIDERATIONS

13. The subsection captioned "Offering Risk" includes disclosure regarding the risk of dilution to existing shareholders. Consider creating a separate subsection for this disclosure.

14. Starting on page I-9, the Fund lists a significant number of risks without any description or correlation to the Fund's principal investment strategies (_e.g._, Private Company Investments, Master Limited Partnerships, Restricted and Illiquid Securities, Event Risk, and Reverse Repurchase Agreements). Some risks appear twice on the list. Revise the disclosure to include only the specific risks associated with investing in the Fund.

15. If the Fund will invest in Master Limited Partnerships, please confirm that it will invest only in limited partnership interests of Master Limited Partnerships.

16. In regard to the "Below Investment Grade" subsection, please add the word "junk bonds" in parenthesis following the sub-caption.

17. If the Fund will engage in short sales, confirm that all interest and dividend expenses associated with such transactions will be included in Other Expenses in the fee table.

PLAN OF DISTRIBUTION

18. The first enumerated disclosure in this section states, "The Distributor has agreed to underwrite up to [   ] Fund common shares on a reasonable efforts basis of the prospectus is incomplete." Explain to the staff what is meant by "reasonable efforts basis." We may have further comments.

DESCRIPTION OF THE FUND

19. Disclosure in the "Strategic Transactions" subsection mentions swaps. If the Fund will sell credit default swaps, confirm that the full notional value will be covered. If the Fund will invest in total return swaps, please note that it must set aside assets per Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies" (April 18, 1979). Also, note that the Commission recently issued a concept release

concerning derivatives and that future guidance from the Commission could impact the way the fund operates. See Investment Company Act Release No. 29776 (Aug. 31, 2011).

CAPITAL STOCK, LONG-TERM DEBT AND OTHER SECURITIES

20. The third paragraph of this section states, "If sufficient investment income is not available on a monthly basis, the Fund will distribute long-term capital gains and/or return of capital to shareholders in order to maintain a level distribution." Many investors may not fully understand a return of capital. Please clarify in the prospectus that: Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the fund is net profit. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

FINANCIAL STATEMENTS AND EXHIBITS

21. Item 25.2 (h) (2) refers to a Form of Sub-Placement Agent Agreement between BlackRock Investments, LLC and UBS Securities LLC. Is this the Dealer Agreement referenced in the registration statement? If so, identify as such. If not, please include the Dealer Agreement as an Exhibit to the registration statement in an amendment prior to seeking effectiveness.

PART II ADDITIONAL INFORMATION ABOUT BLACKROCK HEALTH SCIENCES INVESTMENT TRUST

22. In the first paragraph of this section, the disclosure states, "The Distribution Agreement has been *filed* (emphasis added) as an exhibit to the Registration Statement of which this Prospectus is a part." Item 25.2 (h) (1) states that a form of Distribution Agreement *will be filed* (emphasis added) by amendment. Confirm that the Fund will file the Distribution Agreement prior to seeking effectiveness.

RISK FACTORS

23. Page II-31 includes a subsection captioned, "Co-Investment Risk." Explain how this risk is different from the Fund's investment in a private equity fund. We note that this risk was briefly mentioned at page I-10 above. We may have further comments.

24. Portfolio Turnover Risk is mentioned on page II-69. Please include a description of this risk in Part I of the registration statement. We note that, with the exception of 2014, the Fund experienced a portfolio turnover rate in excess of 100% during the previous 6 years.

MANAGEMENT

25. In the section captioned "Other Service Provider," the name of the Fund's independent registered public accounting firm is missing. Advise the staff whether the Fund has changed accounting firms and if so, explain why. We may have further comments.

GENERAL COMMENTS

26. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

27. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

28. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel